UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

VIVEVE MEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92852W204

(CUSIP Number)

Galya Blachman

5AM Ventures II, L.P.

501 Second Street, Suite 350

San Francisco, CA 94107

(415) 963-4234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92852W204		13D

1.	Name of Reporting Persons 5AM Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 777,170 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 777,170 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,170 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by 5AM Partners II, LLC (“5AM Partners II”), 5AM Ventures II, L.P. (“5AM II”),  5AM Co-Investors II, L.P. (“5AM Co-Investors II”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners II, 5AM II, 5AM Co-Investors II, Diekman and Schwab, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II.

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2019.

CUSIP No. 92852W204		13D

1.	Name of Reporting Persons 5AM Co-Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,667 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,667 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,667 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM Co-Investors II.  .

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

1.	Name of Reporting Persons 5AM Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 807,837 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 807,837 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,837 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 777,170 shares held by 5AM II; and (ii) 30,667 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

1.	Name of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 807,837 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 807,837 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,837 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 777,170 shares held by 5AM II; and (ii) 30,667 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

1.	Name of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 807,837 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 807,837 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,837 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 777,170 shares held by 5AM II; and (ii) 30,667 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

1.	Name of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 807,837 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 807,837 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,837 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 777,170 shares held by 5AM II; and (ii) 30,667 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.

(3) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

Explanatory Note:    This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 3, 2014 and amended on June 1, 2015 (as amended, the “Schedule 13D”) by the Reporting Persons (as defined in the Scheduled 13D) with respect to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Viveve Medical, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities.  Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth therein.  Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable.  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended and restated as follows:

Item 5.   Interest in Securities of the Issuer

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 26, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
5AM II	777,170	777,170	0	777,170	0	777,170	1.7%
5AM Co-Investors II	30,667	30,667	0	30,667	0	30,667	0.1%
5AM Partners II	0	0	807,837	0	807,837	807,837	1.7%
Diekman	0	0	807,837	0	807,837	807,837	1.7%
Schwab	0	0	807,837	0	807,837	807,837	1.7%
Rocklage	0	0	807,837	0	807,837	807,837	1.7%

(1)  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.

(2) This calculation is based on 46,489,010 shares of Common Stock, par value $0.0001 per share, outstanding as of May 8, 2019, as reported in the Issuer’s 10-Q for quarterly period ended March 31, 2019, as filed with the SEC on May 9, 2019.

(c)    None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     The Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock on March 22, 2017, by virtue of dilution of the Reporting Persons’ ownership, resulting from a registered public offering of Common Stock by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2019

5AM VENTURES II, L.P.
By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM CO-INVESTORS II, L.P.
By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage